

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 26, 2012

<u>Via E-Mail</u>

Nelson José Jamel
Chief Financial Officer and Investor Relations Officer
Companhia de Bebidas das Américas
Rua Dr. Renato Paes de Barros
1017, 4th andar, 04530-001
Sao Paolo, SP
Brazil

> **Re:** **Companhia de Bebidas das Américas-American Beverage Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **File No. 1-15194**

Dear Mr. Jamel:

We refer you to our comment letter dated December 23, 2011 regarding business contacts with Cuba, Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance